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SEC FILE NUMBER
8-39210

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Dunn Securities, LLC

SEC Mail Processing

FEB 05 2025

Washington, DC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

309 SE Osceola Street, Suite 350
(No. and Street)

Stuart	Florida	33458
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Kauppi	772-781-3274	dkauppi@dunnsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company, LLC
(Name – if individual, state last, first, and middle name)

325 North Saint Paul St. Suite 3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

09/18/2003	169
(Date of Registration with PCAOB)(If applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Kauppi, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Dunn Securities, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: DK

Title:
Manager & FINOP

Notary Public

DESIREE CYRGALIS
Notary Public - State of Florida
Commission # HH 225657
My Comm. Expires Apr 19, 2026

SEC Mail Processing
FEB 05 2025
Washington, DC

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [x] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DUNN Securities, LLC

REPORT PURSUANT TO RULE 17a-5(d)

PERIOD FROM JANUARY 1, 2024 THROUGH DECEMBER 31, 2024

DUNN SECURITIES, LLC

CONTENTS

Report of Independent Registered Public Accounting Firm

To the Member and
Those Charged With Governance of
Dunn Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Dunn Securities, LLC (the Company) as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule SEC 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the

supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company, LLC

We have served as the Company's auditor since 2021.

Dallas, Texas
January 23, 2025

DUNN Securities, LLC
Statement of Financial Condition
December 31, 2024

ASSETS

Cash	$ 180,288
Total assets	$ 180,288

LIABILITIES AND MEMBER'S CAPITAL

Accrued expenses	$ 12,000
Total liabilities	$ 12,000
Member's Capital	
Contributions	140,000
Retained earnings	28,288
Total member's capital	168,288
Total liabilities and member's capital	$ 180,288

The accompanying notes are an integral part of these financial statements.

DUNN Securities, LLC
Statement of Operations
For the Period from January 1, 2024
through December 31, 2024

Revenues	
Consulting income	$ 144,000
Interest income	82
Total Revenues	144,082
Expenses	
Overhead and payroll cost sharing expense	103,027
Professional fees	12,040
Regulatory fees	4,000
Software and communications	2,522
Insurance	2,296
Other expenses	949
Total Expenses	124,834
Net income	$ 19,248

The accompanying notes are an integral part of these financial statements.

DUNN Securities, LLC
Statement of Changes in Member's Capital
For the Period from January 1, 2024 through December 31, 2024

	Contributions	Retained Earnings (Deficit)	Total
Balances at December 31, 2023	$ 140,000	$ 9,040	$ 149,040
Net income	--	19,248	19,248
Balances at December 31, 2024	$ 140,000	$ 28,288	$ 168,288

The accompanying notes are an integral part of these financial statements.

DUNN Securities, LLC
Statement of Cash Flows
For the Period from January 1, 2024 through December 31, 2024

Cash flows from operating activities	
Net income	$ 19,248
Net cash provided by operating activities	19,248
Net increase in cash	19,248
Cash at beginning of period	161,040
Cash at end of period	$ 180,288

Supplemental Disclosure of Cash Flow Information

Cash paid (received) during the year for:	
Interest	$ (82)
Taxes	$ --

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

DUNN Securities, LLC (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is considered exempt under 15c3-3(k)(1) as the Company does not receive customer funds or securities to complete transactions. The Company is a Delaware limited liability company, engaged in the wholesaling of mutual funds. The Company will not hold customer funds or safekeep customer securities.

Revenue Recognition

The Company has entered into a Consulting Agreement ("Consulting Agreement") with an affiliated company, DUNN Capital Management, LLC ("DUNN"). Under the terms of the Consulting Agreement the Company receives monthly compensation in return for services provided. Services provided by the Company include making Registered Investment Advisors and family offices aware of a mutual fund which DUNN provides trading services for and assisting DUNN establish its brand within the financial services industry with a focus on Registered Advisors and family offices. Amounts received under the Consulting Agreement are classified as consulting income on the Statement of Operations.

Expense Sharing Agreement

The Company has also entered into an Expense Sharing Agreement ("Expense Sharing Agreement") with DUNN whereas DUNN wishes to provide services for the benefit of the Company and the Company agrees to reimburse DUNN monthly for the fair value of those services. The Company is charged for time devoted by DUNN employees to activities of the Company inclusive of all costs of employment, both salary and benefits. In addition, the Company is charged an allocation of DUNN's overhead, including rent, insurance, phones for general usage and general office and utilities expense. Amounts paid under the Expense Sharing Agreement are classified as overhead and payroll cost sharing expense on the Statement of Operations.

Income Taxes

As the Company is a limited liability company, no provision for income taxes has been made in these financial statements because each member is individually liable for reporting income or loss based on his respective share of the Company's income and expenses as reported for income tax purposes.

Company management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2024, there are no uncertain positions taken or expected to be taken that would require an adjustment to taxable income or disclosure in the financial statements. The Company's open tax years 2022 through 2024 remain subject to examination by tax authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of

Note 1 - Summary of Significant Accounting Policies, continued

the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2024, the Company had net capital of approximately $168,288 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2024 was 0.07 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 – Contingencies, Commitments & Subsequent Events

The Company has evaluated events and transactions for potential recognition or disclosure through the date of the independent auditor's report, which is the date the financial statements were available to be issued. No material contingencies, commitments or subsequent events were identified, which are not already disclosed in the financial statements.

Note 4 – Recent Accounting Pronouncement

In November 2023, the FASB issued ASU 2023-07, which introduces improvements to the information that a public entity discloses about its reportable segments and addresses investor requests for more information about reportable segment expenses. The ASU does not change the current guidance related to the identification of operating segments, the determination of reportable segments, or the aggregation criteria. Rather, the new guidance introduces additional disclosure requirements and expands those requirements to entities with a single reportable segment, not just entities with multiple reportable segments. The Company has determined that it operates in a single segment.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2024

Schedule I

DUNN Securities, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2024

COMPUTATION OF NET CAPITAL

Total member's equity qualified for net capital	$ 168,288
Add:	
Other deductions or allowable credits	--
Total capital and allowable subordinated liabilities	168,288
Deductions and/or charges	-
Net capital before haircuts on securities positions	168,288
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	--
Net capital	$ 168,288

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accrued expenses	$ 12,000
Total aggregate indebtedness	$ 12,000

Schedule I (continued)

DUNN Securities, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2024

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 800
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 163,288
Excess net capital at 1000%	$ 162,288
Ratio: Aggregate indebtedness to net capital	0.07 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II & III

DUNN Securities, LLC
Computation For Determination Of Reserve Requirements And
Information Relating To Possession Or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2024

The Company is considered exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to the exemptive provision of sub-paragraph (k)(1) and therefore, is not required to maintain a "Special reserve bank account for the exclusive benefit of customers."

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended December 31, 2024

S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Member and
Those Charged With Governance of
Dunn Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Dunn Securities, LLC identified the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(1).

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dunn Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

Sanville & Company, LLC

Dallas, Texas
January 23, 2025

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

Dunn Securities, LLC Exemption Report

Dunn Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, David Kauppi swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

Manager & FINOP

Date of Report: January 22, 2025